February 18, 2010

Larry Spirgel

Securities and Exchange Commission

Re: Singular Chef, Inc.

Registration Statement on Form S-1

Fled on August 6, 2009

File No., 333-161240

Re: Letter dated September 1, 2009

Thank you for your comments and assistance on our filing, as per your suggestions please find an outline of the amendments made to the above referred Document.

Prospectus Cover Page

1. We have disclosed the minimum and maximum amounts of net proceeds we could receive in the offering.

2. We have disclosed that the president of the Company will be offering shares on behalf of the Company.

3. We have inserted the page number 8 where risk factors begin in the prospectus.

Summary Information

Summary Information about Singular Chef, Inc.

4. We have revised our second last paragraph to disclose the total amount of funds and length of time needed to make our web site fully operational with content and services described.  In the final paragraph, we have disclosed that the amount of proceeds, if any, may not cover the costs of the offering.

' (775) 321-8247

www.singularchef.com

Nevada

5. We have disclosed that our sole officer and director purchased all 9,500,000, the shares were issued by way of directors resolution and the shares, at the date of this offering are fully paid for.

Summary of the Offering by the Company

6. In our first paragraph in this section we have disclosed the minimum and maximum number of shares that may be outstanding after the offering and we have disclosed the minimum amount of proceeds that may be received.

Risk Factors

General

7. We have revised the risk factor disclosure to be more specific, to exclude references to assets or operations that we do not have and we have deleted certain risk factors that are too remote in light of our current operations. Additionally, we have minimized reference to assets or operations.

10. The Sole Director Has Significant Control on All Matters Submitted for Stockholders

8. We have revised this risk factor in accordance with your recommendations to disclose there is only one shareholder who will control the Company before and after the offering.

17. Because the Company’s Products Will Be Marketed Through The Internet…

9. This risk factor has been revised and updated. This risk factor has been divided into several risk factors in accordance with your recommendation.

19. Because the Market for the Company’s Content is Very Specialized….

10. We have removed any reference to “physically fit athletic females”

' (775) 321-8247

www.singularchef.com

Nevada

21. The Company’s Business May Be Negatively Affected If the Company….

11. We have both revised and have separated this risk factor into separate risk factors to be specific to the types of regulation affecting our business.

30. The Company’s Future Business Strategy Is Dependant on Subscription Sales…

12. This risk factor has been revised to reflect the challenges of our business model considering there is free content on the Internet.

The Company May Not Be Able To Market Its Products Via The Internet….

13. This risk factor has been deleted.

Plan of Distribution

14. We have clarified that our common stock would be quoted on the OTC Bulletin Board and have removed the reference to “listing”.

15. We have remove reference to “resale” of these shares in this offering and have deleted “sales by the Company must be made at a fixed price of $0.025 until a market develops for the stock.

Interest of Named Experts and Council

16. We have and explained Moore’s registration revocation, excluded its audit reports and engaged with Seale and Beers, a firm registered with the PCAOB that re-audited our Financial Statements.

Description of Business

17. Any reference to safe harbor and forward looking statements has been removed in accordance with your recommendation.

18. We have expanded on our discussion of our planned operations to as per your request.

' (775) 321-8247

www.singularchef.com

Nevada

Market Opportunity

19. We have revised our discussion, have used shorter quotations and have more specifically identified our secondary sources to include the source URL link to that specific source.

Description of Services

20. We have revised our basis of belief that our website will have high quality images “containing artistic taste and quality only found in the finest of cook books currently available in the market place today” in order to provide better disclosure.

21. We have revised to proved detailed support for our expectations that an average of 5 new subscribers will be added each day and have provided discussion on why we have set the monthly subscription fee at $15.

Competitive Advantages

22. We have removed the discussion of our competitive strengths.

Reports to Security Holders

23. We have revised this section and removed any reference to the Company being required to file proxy statements.

Capital Resources and Liquidity

24. We have revised this section to discuss our Company’s ability or inability to generate sufficient cash to support and continue our operations during the twelve months following the date of our most recent balance sheet.

25. We have included a discussion of additional cost we expect to incur upon becoming a public company and have discussed our reasons for going public at this time.

' (775) 321-8247

www.singularchef.com

Nevada

26. We have revised to disclose the amount of funds and time needed for our subscription based website to become fully operational.

27. We have deleted any reference to “private placement”

28. We have provided a discussion regarding these advances and have indicated a maximum dollar amount that Mr. Petrari will advance.

Sincerely,

/s/ Sylvain Petrari

     Sylvain Petrari

         President

' (775) 321-8247

www.singularchef.com

Nevada